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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August 2006

Commission File Number         333-103743


                                 Genterra Inc.
                (Translation of registrant's name into English)

                106 Avenue Road, Toronto, Ontario, Canada M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-K:

Press Release issued August 29, 2006

Interim Financial Statements for the Nine-month Period ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Nine-month Period ended June 30, 2006

Certification of Interim Filings - Mark Litwin

Certification of Interim Filings - Stan Abramowitz

                                  GENTERRA INC.


                                  PRESS RELEASE


Toronto, Ontario - August 29, 2006 - Genterra Inc. (TSX Venture - "GIC.A" - Class A)

Genterra Inc. reports third quarter financial results

Revenues for the nine month period ended June 30, 2006 increased to $2,341,140 from $2,286,368 in the comparable 2005 period. Net Earnings for the period were $396,634 compared to $307,043 in the comparable 2005 period. Earnings per share for the period was $0.018 compared with $0.013 in the comparable 2005 period.

Genterra Inc. is a management and holding company whose assets include rental real estate properties, equity investments and loans and mortgages receivable.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release may contain forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500



Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

                                  GENTERRA INC.

 -----------------------------------------------------------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEET

                                   (Unaudited)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                                                            June 30       September 30
                                                                                              2006            2005
                                                A S S E T S

   CURRENT
     Cash and cash equivalents                                                          $    5,217,449  $    4,373,641
     Marketable securities  (market value - $1,048,628; 2005 - $821,463)                       958,975         743,675
     Accounts receivable                                                                       248,902         236,941
     Prepaid expenses and deposits                                                              99,215         150,497
     Current portion of notes and mortgages receivable                                       1,616,707       1,861,707
     Future income taxes                                                                         6,290           6,600
                                                                                          -------------   -------------

                                                                                             8,147,538       7,373,061

   NOTES AND MORTGAGES RECEIVABLE                                                              249,000         249,000

   INVESTMENTS                                                                               1,646,639       1,646,639

   RENTAL REAL ESTATE PROPERTIES                                                            11,782,183      12,183,550

   FUTURE INCOME TAXES                                                                         149,920         155,890
                                                                                          -------------   -------------

                                                                                        $   21,975,280  $   21,608,140
                                                                                          =============   =============

                                                L I A B I L I T I E S

   CURRENT
     Accounts payable and accrued liabilities                                           $      419,512  $      362,332
     Income taxes payable                                                                      315,402           8,280
     Current portion of long-term debt                                                         469,650         452,414
                                                                                          -------------   -------------

                                                                                             1,204,564         823,026

   LONG-TERM DEBT                                                                            4,126,127       4,480,556

   FUTURE INCOME TAXES                                                                       1,228,168       1,284,771
                                                                                          -------------   -------------

                                                                                             6,558,859       6,588,353
                                                                                          -------------   -------------

                                                S H A R E H O L D E R S' E Q U I T Y

   CAPITAL STOCK                                                                            13,133,945      13,133,945

   RETAINED EARNINGS                                                                         2,282,476       1,885,842
                                                                                          -------------   -------------

                                                                                            15,416,421      15,019,787
                                                                                          -------------   -------------

                                                                                        $   21,975,280  $   21,608,140
                                                                                          =============   =============

                                  GENTERRA INC.

 -----------------------------------------------------------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                                   (Unaudited)
 -----------------------------------------------------------------------------------------------------------------------------------

                                                                   Nine Months ended June 30       Three Months ended June 30
                                                                    2006            2005                 2006            2005
   REVENUE
     Rent                                                      $   2,341,140  $    2,286,368       $      774,310  $      747,695
     Investment income                                               229,504         110,243               84,681          25,928
                                                                 ------------   -------------        -------------   -------------
                                                                   2,570,644       2,396,611              858,991         773,623

   EXPENSES
     Administrative and general                                      412,637         362,853              195,218         186,042
     Rental real estate operating expenses                           872,234         801,006              261,973         240,815
                                                                 ------------   -------------        -------------   -------------
                                                                   1,284,871       1,163,859              457,191         426,857
                                                                 ------------   -------------        -------------   -------------

   Earnings before the following                                   1,285,773       1,232,752              401,800         346,766

     Amortization                                                    461,771         439,503              152,604         145,253
     Interest on long-term debt                                      194,601         278,616               63,896          84,520
                                                                 ------------   -------------        -------------   -------------
                                                                     656,372         718,119              216,500         229,773
                                                                 ------------   -------------        -------------   -------------

   Earnings before the undernoted                                    629,401         514,633              185,300         116,993

     Equity in earnings (loss) of investee                            -              (22,441)             -                20,801
     Loss on issuance of shares by equity investee                    -              (15,178)             -               -
     Gain on sale of shares of equity investee                        -               42,949              -               -
                                                                 ------------   -------------        -------------   -------------
                                                                      -                5,330              -                20,801
                                                                 ------------   -------------        -------------   -------------

   Earnings before income taxes                                      629,401         519,963              185,300         137,794

     Income taxes                                                    232,767         212,920               71,888          41,803
                                                                 ------------   -------------        -------------   -------------

   NET EARNINGS FOR THE PERIOD                                       396,634         307,043              113,412          95,991

   RETAINED EARNINGS, beginning of period                          1,885,842         810,987            2,169,064       1,022,039
                                                                 ------------   -------------        -------------   -------------


   RETAINED EARNINGS, END OF PERIOD                            $   2,282,476  $    1,118,030       $    2,282,476  $    1,118,030
                                                                 ============   =============        =============   =============



   EARNINGS PER SHARE

      Basic                                                    $       0.018  $        0.013       $        0.005  $        0.004
                                                                 ============   =============        =============   =============

      Diluted                                                  $       0.018  $        0.013       $        0.005  $        0.004
                                                                 ============   =============        =============   =============


   Weighted average number of  shares (Class A and Class B)
       Basic                                                      18,763,237      18,763,237           18,763,237      18,763,237
       Diluted                                                    18,763,237      18,763,237           18,763,237      18,763,237

Notes to Unaudited Interim Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements. These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 30, 2005.

                                  GENTERRA INC.

 -----------------------------------------------------------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                   (Unaudited)
   ---------------------------------------------------------------------------------------------------------------------------------

                                                                          Nine Months ended June 30      Three Months ended June 30
                                                                             2006            2005          2006            2005
   OPERATING ACTIVITIES
  Net earnings for the period                                           $   396,634    $   307,043    $   113,412    $    95,991
  Amortization                                                              461,771        439,503        152,604        145,253
  Equity in (earnings) loss of investee                                           -         22,441              -        (20,801)
  Loss on issuance of shares by equity investee                                   -         15,178              -              -
  Gain on sale of shares of equity investee                                       -        (42,949)             -              -
  Future income taxes                                                       (50,323)       212,920        (16,112)        41,803
                                                                        -----------    -----------    -----------    -----------
                                                                            808,082        954,136        249,904        262,246
  Change in non-cash components of working capital
    (Increase) decrease in accounts receivable                              (11,961)       (28,290)        17,117        (68,894)
    Decrease in income taxes receivable                                           -          3,052              -         15,335
    Decrease (increase) in prepaid expenses and deposits                     51,282         73,264        (58,502)       (38,911)
    Increase (decrease) in accounts payable and accrued liabilities          57,180        114,920         65,889        (26,399)
    Increase in income taxes payable                                        307,122              -        115,769              -
                                                                        -----------    -----------    -----------    -----------
                                                                          1,211,705      1,117,082        390,177        143,377
                                                                        -----------    -----------    -----------    -----------


FINANCING ACTIVITIES
  Proceeds from long-term debt                                                    -      3,250,000              -      3,250,000
  Repayment of long-term debt                                              (337,193)    (3,451,596)      (113,796)    (3,224,510)
                                                                        -----------    -----------    -----------    -----------
                                                                           (337,193)      (201,596)      (113,796)        25,490
                                                                        -----------    -----------    -----------    -----------


INVESTING ACTIVITIES
  Change in marketable securities                                          (215,300)       (54,170)      (203,059)        (1,707)
  Decrease (increase) in investment in notes and mortgages receivable       245,000       (554,600)        (3,000)      (651,600)
  Expenditures on real estate properties                                    (60,404)      (228,793)             -        (64,763)
  Proceeds from sale of shares of equity investee                                 -         68,123              -              -
                                                                        -----------    -----------    -----------    -----------
                                                                            (30,704)      (769,440)      (206,059)      (718,070)
                                                                        -----------    -----------    -----------    -----------


CHANGE IN CASH AND CASH EQUIVALENTS                                         843,808        146,046         70,322       (549,203)

Cash and cash equivalents at beginning of period                          4,373,641      1,758,109      5,147,127      2,453,358
                                                                        -----------    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $ 5,217,449    $ 1,904,155    $ 5,217,449    $ 1,904,155
                                                                        ===========    ===========    ===========    ===========


Supplementary cash flow information:

   Income taxes paid                                                    $    43,099    $    22,382    $    20,127    $        35
   Interest paid                                                        $   195,808    $   304,517    $    64,092    $   109,593

   Segmented information (expressed in thousands of dollars)

                                                                          Nine Months ended June 30       Three Months ended June 30
                                                                            2006            2005            2006            2005
      Revenue               Canada                                      $     2,571    $     2,397    $       859    $       774
                            United States                                        -               -              -              -
                                                                        -----------    ------------   -------------  -------------
                                                                        $     2,571    $     2,397    $       859    $       774
                                                                        ===========    ============   =============  =============

      Net earnings          Canada                                      $       396    $       302    $       113    $        76
                            United States                                        -               5              -             20
                                                                        -----------    ------------   -------------  -------------
                                                                        $       396    $       307    $       113    $        96
                                                                        ===========    ============   =============  =============

      Total assets          Canada                                      $    20,328    $    17,966
                            United States                                     1,647          2,530
                                                                        -----------    ------------
                                                                        $    21,975    $    20,496
                                                                        ===========    ============

                                  GENTERRA INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  FOR THE NINE MONTH PERIOD ENDED JUNE 30, 2006


The following management's discussion and analysis ("MD&A") provides a review of the financial condition and results of operations of Genterra Inc. ("the Company") for the nine months ended June 30, 2006. This MD&A should be read in conjunction with the Company's June 30, 2006 unaudited interim consolidated financial statements included elsewhere herein.

In this document and in the Company's unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). All amounts, unless specifically identified as otherwise, both in the unaudited interim consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

During the year ended September 30, 2005, the Company sold a portion of its holdings in Synergx Systems Inc. ("Synergx") on the public market. The sale has substantially increased the Company's working capital and provides funds for future investment. The Company no longer exercises significant influence over the operations of Synergx. Accordingly, effective June 30, 2005, Genterra has ceased recording in its financial statements its share of earnings of Synergx and now accounts for this investment on the cost basis.



LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations. In addition, $750,000 of the Company's notes and mortgages receivable have scheduled repayments during the next twelve months.

The Company's working capital amounted to $6,942,974 at June 30, 2006, compared to $6,550,035 at September 30, 2005. The ratio of current assets to current liabilities was 6.76:1 at June 30, 2006 and 8.96:1 at September 30, 2005. The increase in working capital is primarily due to the cash generated from operations during the period. The working capital ratio was impacted by the provision for income taxes during the period. In the 2005 comparable period, the Company's tax liability was offset by capital and non-capital losses carried forward.

During the nine months ended June 30, 2006, the Company's cash position increased by $843,808 to $5,217,449. The change was due to the net result of the following increases and utilizations:

- - Operating Activities increased cash by $1,211,705. This was as a result of $808,082 in cash generated from operations and $403,623 of cash realized from changes in non-cash components of working capital.

- - Financing Activities utilized $337,193 in cash to make scheduled repayments on mortgage obligations.


- - Investing Activities decreased cash by $30,704. During the period, the Company realized $245,000 in cash as a result of the repayment of outstanding notes and mortgages receivable. The Company utilized $60,404 for additions to rental real estate properties and $215,300 in cash to increase its holdings of marketable securities.

The Company anticipates that it will require approximately $2,700,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to the Company, legal and audit fees, financing expenses, public company shareholder costs and income taxes. The Company expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income. In addition, the Company has scheduled long-term debt repayments of approximately $470,000 in the next twelve months. Cash flow from operations will be used to finance these regularly scheduled debt repayments.


RESULTS OF OPERATIONS


The following tables set forth items derived from the consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters

                                       2006                                  2005                          2004
                                    (Unaudited)                           (Unaudited)                   (Unaudited)
                            ----------------------------     --------------------------------------    -----------
                             Third     Second    First       Fourth    Third    Second    First         Fourth
                            Quarter   Quarter   Quarter      Quarter   Quarter  Quarter   Quarter       Quarter
                            --------- --------- --------     --------- -------- --------- ---------    -----------
Revenue                         $859      $878     $834          $758     $774      $811      $812           $751

Net earnings                     113       145      138           768       96       120        91            466

Earnings per share
  Basic                       $0.005   $ 0.007  $ 0.006       $ 0.040  $ 0.004   $ 0.005   $ 0.004        $ 0.024
  Diluted                      0.005     0.007    0.006         0.040    0.004     0.005     0.004          0.024


Periods ended June 30, 2006 and 2005


The following table sets forth items derived from the consolidated statements of operations for the three month periods ended June 30, 2006 and 2005 and for the nine month periods ended June 30, 2006 and 2005.

                                                       Three Months Ended                   Nine Months Ended
                                                       June 30 (Unaudited)                 June 30 (Unaudited)
                                                 --------------------------------    --------------------------------
                                                        2006             2005               2006             2005
                                                 ---------------- ---------------    ---------------- ---------------
Revenue                                               $ 858,991       $ 773,623         $ 2,570,644     $ 2,396,611
Administrative expenses                                (195,218)       (186,042)           (412,637)       (362,853)
Rental real estate expenses                            (261,973)       (240,815)           (872,234)       (801,006)
Other expenses                                         (216,500)       (229,773)           (656,372)       (718,119)
Gain (loss) on equity items                                   -          20,801                   -         (37,619)
Gain on sale of shares of equity investee                     -               -                   -          42,949
                                                      ----------      ----------        ------------    ------------
Earnings before income taxes                            185,300         137,794             629,401         519,963
Income taxes                                            (71,888)        (41,803)           (232,767)       (212,920)
                                                      ----------      ----------        ------------    ------------
Net earnings
                                                      $ 113,412       $  95,991         $   396,634     $   307,043
                                                     ===========      ==========         ===========    ============


Revenue. Rental revenue for the third quarter ended June 30, 2006 was $774,310, an increase of $26,615 as compared to $747,695 for the comparable 2005 period. Rental revenue for the nine months ended June 30, 2006 was $2,341,140, an increase of $54,772 as compared to $2,286,368 for the comparable 2005 period. Investment income for the three months ended June 30, 2006 was $84,681 as compared to $25,928 for the comparable 2005 period. Investment income for the nine months ended June 30, 2006 was $229,504 as compared to $110,243 for the comparable 2005 period. The increase in investment income is reflective of increased investment levels at more favourable rates.


Administrative Expenses. Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs. Administrative expenses for the three months ended June 30, 2006 were $195,218 as compared to $186,042 for the comparable 2005 period. Administrative expenses for the three month period ended June 30, 2006 include a foreign exchange adjustment of approximately $75,000 on the Company's US cash balances as a result of the strengthening Canadian Dollar. The 2005 period expense includes approximately $60,000 of expenses incurred to effect the December 2003 amalgamation. Administrative expenses for the nine months ended June 30, 2006 increased to $412,637 from $362,853 in the comparable 2005 period. The increase during the period is primarily due to the increased cost of complying with regulatory requirements and the directors and officers liability insurance policy, the aforementioned foreign exchange adjustment and the offset of amalgamation expenses incurred in 2005.


Rental Real Estate Operating Expenses. Rental real estate operating expenses for the three months ended June 30, 2006 were $261,973 as compared to $240,815 for the comparable 2005 period. Rental real estate operating expenses for the nine months ended June 30, 2006 were $872,234 as compared to $801,006 for the comparable 2005 period. The increase in rental real estate operating expenses was primarily due to the cost of roof repairs and the replacement of a boiler at the Company's rental properties.


Other Expenses. The Company incurred interest expense of $63,896 and $84,520 for the third quarter of fiscal 2006 and 2005 respectively. Interest expense for the nine month period ended June 30, 2006 was $194,601 and $278,616 for the comparable 2005 period. Amortization for the three months ended June 30, 2006 and 2005 were $152,604 and $145,253 respectively. Amortization for the nine month period ended June 30, 2006 was $461,771 and $439,503 for the comparable 2005 period. The decrease in interest cost during the first, second and third quarters of 2006 was due to the substantial decrease in interest rate on a new mortgage finalized in June 2005.


Equity Items. The Company no longer exercises significant influence over the operations of Synergx. Accordingly, effective June 30, 2005, Genterra has ceased recording in its financial statements its share of earnings of Synergx and now accounts for this investment on the cost basis. During the three month period ended June 30, 2005 the Company recorded equity earnings of $20,801 from this investment. During the nine month period ended June 30, 2005 the Company recorded an equity loss of $22,441 and an equity loss on issuance of shares by Synergx of $15,178. In addition, during the 2005 period, the Company sold 15,000 common shares of Synergx realizing a gain of $42,949.


Income Tax Provision. During the three and nine month periods ended June 30, 2006 the Company recorded income taxes of $71,888 and $232,767, respectively. Due to the utilization of non-capital and capital losses carried forward, during the comparable 2005 periods, the Company recorded a future income tax expense of $41,803 and $212,920, respectively. The effective tax rates were 38.8% and 30.3% for the three month periods ended June 30, 2006 and 2005, respectively. The effective tax rates were 37.0% and 40.9% for the nine month periods ended June 30, 2006 and 2005. The difference between the Company's statutory tax rate and its effective tax rate is due to permanent differences primarily due to capital gains treatment for tax purposes and non-taxable equity items.


Net Earnings. The Company reported net earnings of $113,412 for the three months ended June 30, 2006, compared with net earnings of $95,991 for the comparable 2005 period. Net earnings for the nine months ended June 30, 2006 was $396,634 as compared to net earnings of $307,043 for the comparable 2005 period. The overall improvement in fiscal 2006 results primarily from the increased performance of the Company's investment portfolio and the interest savings on the new mortgage financing, offset by an increase in administrative and property maintenance expenses during the period.


Inflation. Inflation has not had a material impact on the results of the Company's operations during the periods under review and it is not anticipated to materially impact on the Company's operations during the balance of the fiscal year.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which, is the amount of consideration established and agreed to by the related parties.

Related party transactions for the nine month period ended June 30, 2006 are summarized as follows:

o The Company leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term, as renewed, commenced January 1, 2004 and ends December 31, 2007, at an annual net, net rental of $926,345. The results of operations include rental revenue of $694,758 pertaining to this lease for the period from October 1, 2005 to June 30, 2006. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge. Fred A. Litwin indirectly owns or controls approximately 34.5% of Cambridge and 21.6% of the Company.

o The Company leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced February 1, 1996 and ends January 31, 2011, at an annual net, net rental of $413,400 for the first 5 years and at a negotiated rate thereafter. The results of operations include rental revenue of $310,050 pertaining to this lease for the period from October 1, 2005 to June 30, 2006. Mark I. Litwin and Stan Abramowitz are officers and/or directors of the Company and Cambridge. Fred
     A. Litwin indirectly owns or controls approximately 34.5% of Cambridge and 21.6% of the Company.

o The Company leases part of its property situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. ("Distinctive"). The lease, which was renewed on October 1, 2004 at an annual rental of $275,000 per year, ends September 30, 2007. The results of operations include rental revenue, inclusive of expense recoveries, of $235,724 pertaining to this lease for the period from October 1, 2005 to June 30, 2006. Alan Kornblum and Stan Abramowitz are directors and/or officers of the Company and Distinctive. Fred A. Litwin owns or controls approximately 50.3% of Distinctive and 21.6% of the Company.

o The Company leases part of its property situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity"). The lease term commenced January 1, 2003 and ends December 31, 2007 at an annual net, net rental of $111,240 per year. The results of operations include rental revenue, inclusive of expense recoveries, of $175,154 pertaining to this lease for the period from October 1, 2005 to June 30, 2006. A wholly owned subsidiary of the Company is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand. During the nine month period ended June 30, 2006 the Company received $17,907 of interest on this loan. As at June 30, 2006, Fitcity owed an aggregate amount of $374,230 of secured debt under this facility. The Company and Fitcity have agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity's annual free cash flow beginning with its 2006/2007 fiscal year. In addition, Fitcity has provided the Company with a guarantee from an affiliated company for a minimum debt repayment of $50,000 in the first year. Mark I. Litwin is a director and/or officer of the Company and Fitcity and is the majority shareholder of Fitcity.

o    Management Contracts

     During the nine month period ended June 30, 2006, Forum Financial Corporation ("Forum") provided administrative services to the Company for fees of $122,333. The services provided include office facilities and clerical services, including bookkeeping, accounting and shareholder related services. Forum also assists in the decision making process relating to the Company's various investment interests. When requested, additional services are also provided on a fee-for-service basis. Stan Abramowitz is an officer and director of Forum and of the Company. Fred A. Litwin owns or exercises control and direction over Forum and 21.6% of the Company.

     During the nine month period ended June 30, 2006, First Ontario Investments Inc. ("FirstOnt") provided property management services to the Company for fees of $82,500. Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and the Company. Fred A. Litwin owns or exercises control and direction over FirstOnt and 21.6% of the Company.

     During the nine month period ended June 30, 2006 consulting services were provided to the Company by Mark I. Litwin for fees of $27,000. Mark I. Litwin is president of the Company.

SHARE DATA

The following table sets forth the outstanding Share Data for the Company as at June 30 and August 25, 2006:

                                                                                      Authorized       Issued
Class A shares
     - subordinate voting, participating, $0.005 non-cumulative priority dividend     Unlimited     18,279,225

Class B shares
      - multiple voting (8 votes each), participating                                 Unlimited        484,012
       (each share is convertible into 1 Class A share)

Special shares
     - voting, non-participating, redeemable                                          Unlimited              -

Class C preferred shares, Series 1
     - non-voting, non-participating, $0.026 non-cumulative, redeemable               Unlimited      1,704,115

Class D preferred shares, issuable in series:

     Series 1 - non-voting, non-participating, $0.0023 non-cumulative, redeemable     Unlimited      2,475,009

     Series 2 - non-voting, non-participating, $0.0023 non-cumulative, redeemable     Unlimited        810,059

Class E preferred shares
     - non-voting, non-participating, $0.14 cumulative, redeemable                    Unlimited        115,258

Class F preferred shares
     - non-voting, non-participating, $0.06 cumulative, $1 redeemable, convertible    Unlimited        632,493
       (each 98 Class F preferred shares are convertible into either 1 Class A share and 1 Class B or 2 Class A shares)

Preference shares, Series 1
     - non-voting, non-participating, redeemable, $0.0084 cumulative                  Unlimited      1,935,256


RISKS AND UNCERTAINTIES

THE COMPANY'S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES

The following items could be considered as risk factors related thereto:

A. REAL PROPERTY INVESTMENT

     All real property investments are subject to elements of risk. Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

     Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit the Company's ability to vary its portfolio promptly in response to changing economic or investment conditions. If the Company were required to liquidate its real property investments, the proceeds to the Company might be significantly less than the aggregate value of its properties on a going concern basis.

B. LARGE SINGLE PURPOSE TENANTS AND CREDIT CONCENTRATION

     The need to renew and release upon lease expiration is no different for the Company than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

     These two properties, which are both leased to Cambridge, together account for 27% and 43% of the Company's assets and rental revenue as at June 30, 2006, respectively and therefore constitute a significant credit concentration.

     In the event that the Company was to lose this tenant or the tenant was unable to pay its rent as it becomes due and the Company is not successful in replacing it with a similar tenant, this could have a significant negative financial impact on the Company. In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements. Accordingly, this credit concentration could be considered a risk factor.

C. THERE IS A NEED FOR RENTAL INCOME TO MAINTAIN CASH FLOW

     The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, the Company's tenants are suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of the Company's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact the Company as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. If the Company is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee's exercise of its rights of foreclosure and sale.

D. LOSS OF TENANTS COULD AFFECT LEASING FLEXIBILITY

     The relocation by an existing tenant could adversely affect the Company's ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 70% of the building leased to 2 tenants. The balance of the building is leased to smaller tenants. In the event that one or more of these tenants was to terminate their lease and relocate, and such a tenant could not be replaced, the Company may find it difficult to provide appropriate space to prospective tenants.

E. THE NEED TO RENEGOTIATE FINANCING TERMS AS THEY COME DUE

     The Company might not be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due.

F. GENERAL UNINSURED LOSSES

     The Company carries comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, one or more of its properties, but the Company would continue to be obliged to repay any recourse mortgage indebtedness on such property.

G. ENVIRONMENT LEGISLATION AND CONTAMINATION

     Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances. Although all facilities are in compliance with regulatory standards, environmental contamination could be considered a risk factor. The Company's tenants include companies in the textile manufacturing business which represents a potential environmental risk. In addition, the migration of third party offsite contamination to one of the Company's properties could be considered a risk. The failure to effect any necessary remedial work may adversely affect the owner's ability to sell real estate or to borrow using the real estate as collateral and could result in claims against the owner.

INTEREST RATE RISK

The primary objective of our investment activities is to preserve capital while, at the same time, maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline. We currently maintain an investment portfolio consisting primarily of short-term deposits, Canadian bond obligations and equity investments. Due to the short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.



OUTLOOK

On December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation completed an amalgamation to form the Company. The amalgamation has resulted in the elimination of duplicative annual legal and audit fees and public company shareholder costs. In addition, the Company benefits from a single administrative, overhead and accounting facility. Management believes that the combination of resources into a larger corporation has resulted in an organization substantially stronger, with greater financial resources, better business prospects and a greater ability to finance its activities than either of the amalgamating corporations had separately. The Company's larger income base, consisting of net real estate revenue, interest income and potential gains on marketable securities, together with an increased equity base with more varied assets, should help facilitate the financing of future growth through an expansion of the Company's real estate holdings. Management continues to analyze potential real estate investments in order to deploy available resources to expand the portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any such acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages. Management will consider deploying resources into other investment areas in order to increase the Company's cash flow from operations.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with Canadian GAAP. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes that the following accounting policy is critical to its business operations and the understanding of results of operations and affects the more significant judgements and estimates used in the preparation of its consolidated financial statements:


     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants' has amended Handbook Section 3855 "Recognition and Measurement of Financial Instruments" and issued Section
3861 "Financial Instruments - Disclosure and Presentations". These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company is currently assessing the impact of these recommendations on its financial position, results of operations and cash flows. The Company will adopt these recommendations commencing October 1, 2006.


ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's audited year end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.



GENERAL

Except where otherwise indicated, information contained herein is given as of August 25, 2006.

                FORM 52-109F2 - Certification Of Interim Filings

                                  GENTERRA INC.


I, Mark I. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: August 29, 2006.



"Signed"

Mark I. Litwin
Chief Executive Officer

Genterra Inc.

                FORM 52-109F2 - Certification Of Interim Filings

                                  GENTERRA INC.


I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of GENTERRA INC. for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


DATED: August 29, 2006.



"Signed"

Stan Abramowitz
Chief Financial Officer

Genterra Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    GENTERRA INC.

Date: August 29, 2006               By:/s/STAN ABRAMOWITZ
                                    Stan Abramowitz, Chief Financial Officer